UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 7 February 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X             Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No X

SHAREHOLDER INFORMATION
Issued ordinary share capital
429 506 618
at 31 December 2010
shares
Market capitalisation
At 31 December 2010 (ZARm)
35 649
At 31 December 2010 (US$m)
5 412
Harmony ordinary share
and ADR prices
12 month high (1 January 2010 to
31 December 2010) for ordinary shares R88.02
12 month low (1 January 2010 to
31 December 2010) for ordinary shares R68.65
12 month high (1 January 2010 to
31 December 2010) for ADRs
US$12.75
12 month low (1 January 2010 to
31 December 2010) for ADRs
US$8.79
Free float
Ordinary shares
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(1 October 2010 to
R76.18 –
31 December 2010 – closing prices)
R88.02
Average volume for the
quarter (1 October 2010 to
1 178 082
31 December 2010)
shares per day
New York Stock
Exchange, Inc.
HMY
Range for quarter
(1 October 2010 to
US$10.75 –
31 December 2010 – closing prices)
US$12.75
Average volume for the
quarter (1 October 2010 to
1 961 517
31 December 2010)
shares per day
Key features
Closed non-profitable operations
Growth projects in South Africa
• increased production
• quality ounces
Majority of capital expenditure spent
Hidden Valley a great mine
• gold and silver recoveries improved
• commissioned and building-up
Wafi/Golpu growing quarter on quarter
Experienced and focused management team
Financial summary for the second quarter and six months ended
31 December 2010
Quarter
Quarter
6 months
6 months
Year-on-
December
September
Q-on-Q
December
December
year
2010
2010
variance
2010
2009
variance
%
%
Gold produced
(1)
– kg
10 055
10 471
(4)
20 526
23 283
(12)
– oz
323 275
336 650
(4)
659 925
748 555
(12)
Cash costs
– R/kg
216 595
228 658
5
222 787
190 172
(17)
–
US$/oz
979
974
(1)
965
775
(25)
Gold sold
– kg
10 046
10 869
(8)
20 915
23 111
(10)
– oz
322 986
349 447
(8)
672 433
743 034
(10)
Gold price
– R/kg
303 354
287 401
6
295 069
251 968
17
received
– US$/oz
1 371
1 224
12
1 294
1 028
26
Cash operating
– R million
867
652
33
1 519
1 351
12
profit
– US$ million
126
89
42
215
178
21
Basic
– SAc/s
69
24
>100
93
21
>100
earnings                  –
USc/s                    10                      3
>100                   13                    3
>100
per share*
Headline
– Rm
294
141
>100
435
158
>100
profit*                      –
US$m                    43
19
>100
61
21
>100
Headline
– SAc/s
69
33
>100
101
37
>100
earnings                  –
USc/s                    10                      5
100                  14                     5
>100
per share*
Exchange rate
– R/US$
6.88
7.31
(6)
7.09
7.63
(7)
* Reported amounts include continuing operations only
(1) Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised. Revenue capitalised includes: Quarter ending Dec 2010 Steyn 2, 18 kg (September 2010 – 31 kg) and Target 3, 170 kg (September 2010 – 111 kg), 6 months ending Dec 2010 Steyn
2, 49 kg (December 2009 – Nil) and Target 3, 281 kg (December 2009 – Nil).
Harmony’s Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the year ended 30 June 2010 are available on our website (www.harmony.co.za).
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
(“Harmony” or “Company”)
Results for the second quarter and six months ended 31 December 2010
JSE Share code: HAR | NYSE Share code: HMY | ISIN: ZAE 000015228

Results for the second quarter and six months
ended 31 December 2010
Forward-looking statements
This quarterly report contains forward-looking
statements within the meaning of the United
States Private Securities Litigation Reform Act
of 1995 with respect to Harmony’s financial
condition, results of operations, business
strategies, operating efficiencies, competitive
positions, growth opportunities for existing
services, plans and objectives of management,
markets for stock and other matters. Statements
in this quarter that are not historical facts are
“forward-looking statements” for the purpose of
the safe harbour provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended,
and Section 27A of the U.S. Securities Act of
1933, as amended. Forward-looking statements
are statements that are not historical facts.
These statements include financial projections
and estimates and their underlying assumptions,
statements regarding plans, objectives and
expectations with respect to future operations,
products and services, and statements regarding
future performance. Forward-looking statements
are generally identified by the words “expect”,
“anticipates”, “believes”, “intends”, “estimates”
and similar expressions. These statements are
only predictions. All forward-looking statements
involve a number of risks, uncertainties and
other factors and we cannot assure you that
such statements will prove to be correct. Risks,
uncertainties and other factors could cause actual
events or results to differ from those expressed or
implied by the forward-looking statements.

These forward-looking statements, including,
among others, those relating to the future
business prospects, revenues and income of
Harmony, wherever they may occur in this
quarterly report and the exhibits to this quarterly
report, are necessarily estimates reflecting the
best judgment of the senior management of
Harmony and involve a number of risks and
uncertainties that could cause actual results to
differ materially from those suggested by the
forward-looking statements. As a consequence,
these forward-looking statements should be
considered in light of various important factors,
including those set forth in this quarterly report.
Important factors that could cause actual results
to differ materially from estimates or projections
contained in the forward looking statements
include, without limitation:
overall economic and business conditions in
South Africa and elsewhere;
the ability to achieve anticipated efficiencies
and other cost savings in connection with past
and future acquisitions;
increases/decreases in the market price of
gold;
the occurrence of hazards associated with
underground and surface gold mining;
the occurrence of labour disruptions
availability, terms and deployment of capital;
changes in Government regulation, particularly
mining rights and environmental regulations;
fluctuations in exchange rates;
currency devaluations and other macro-
economic monetary policies; and
socio-economic instability in South Africa and
regionally.
Contents
Page
Chief Executive’s Review
3
Safety and health
5
Financial overview
6
Operational overview
6
–   Group operational results
6
–   Build-up and steady operations
6
– Doornkop
6
– Kusasalethu
7
– Phakisa
7
– Masimong
7
– Target 1
7
– Target 3
7
– Tshepong
8
– Hidden Valley
8
–   Other underground South African operations
8
– Bambanani
8
– Steyn 2
8
– Evander
8
– Joel
9
– Virginia operations
9
–   Total South African surface operations
9
– Kalgold
9
– Phoenix
10
– Surface dumps
10
Development
11
Exploration
12
Operating results (Rand/Metric) (US$/Imperial)
14
Condensed consolidated income statement (Rand)
16
Condensed consolidated statement of other comprehensive income (Rand)
17
Condensed consolidated balance sheet (Rand)
18
Condensed consolidated statement of changes in equity (Rand)
19
Condensed consolidated cash flow statement (Rand)
20
Notes to the condensed consolidated financial statements
21
Segment report (Rand/Metric)
26
Operating results (US$/Imperial)
28
Condensed consolidated income statement (US$)
30
Condensed consolidated statement of other comprehensive income (US$)
31
Condensed consolidated balance sheet (US$)
32
Condensed consolidated statement of changes in equity (US$)
33
Condensed consolidated cash flow statement (US$)
34
Segment report (US$/Imperial)
35
Development results – metric and imperial
37
Contact details
40

Chief Executive’s Review
Overview
During the course of the second quarter of financial year 2011 we continued to see the benefits of the numerous management initiatives coming through, with higher production and lower costs evident from our growth projects, namely Doornkop, Phakisa and Hidden Valley.
It was particularly pleasing to see good progress in our Papua New
Guinean operations with improved production at Hidden Valley and positive developments at Wafi-Golpu. However, we also faced certain operational challenges, such as the unplanned production stoppage at Kusasalethu during the quarter. The necessary measures to rectify this issue are implemented and we are confident the operation will meet its targets next quarter. Throughout the company our operational management teams remain focused and as such we are confident about meeting our long term production targets.
Safety
It is with deep regret we report that four of our colleagues died in mining-related incidents during the quarter. They were Jackson
Morena (a rigger at Kusasalethu), Msiphani Mashwama (member of the stope team) and Lehlohonolo Nchaka (rock drill operator), both from Bambanani, and Petrose Rapeane (tramming supervisor at
Tshepong). We extend our deepest condolences to their families, friends and colleagues.
Safety is the primary priority for every manager at Harmony and we share a common vision with the union leadership with regard to safety in the workplace. Progress on this front can only be addressed through a co-operative approach that ensures that the right environment from a systems, planning, communication and training perspective is in place, combined with an acceptance of joint responsibility by management and employees for our actions. It is important too that such an environment empowers people; management, supervisors, workers and union representatives to stop work and withdraw when they feel it is unsafe, or prevent others from acting in an unsafe way. During the past quarter Harmony restructured its central safety function by transferring more senior and experienced personnel to assist and advise operational teams. Our continued focus on safety has resulted in an improved underlying safety performance (see page 5).
Gold market
In Rand per kilogram terms, the received gold price increased by
6% from R287 401/kg in the previous quarter to R303 354/kg in the current quarter. Over the course of calendar year 2010, the gold price in dollar terms increased by 29%. The strength of the Rand continues to place pressure on the R/kg price which, in turn, continues to place further pressure on gold miners whose costs are in Rand. We feel the continued investment demand for gold will be the critical factor supporting the gold price in 2011 and believe that even higher gold prices may be achieved this year.
Operating performance
Production at Doornkop, Phakisa and Hidden Valley improved
substantially, by 19%, 34% and 23%, respectively. However, overall total gold production for the past quarter decreased by 4% quarter on quarter from 10 471kg to 10 055kg, mainly as a result of safety stoppages at Bambanani and Kusasalethu. While volumes were 8%
lower than the previous quarter at 4 675 000t, the average yield was
4% higher at 2.11g/t. Underground gold production was 5% lower at
8 273kg, as volumes were 4% lower at 1 759 000t and the underground grade declined by 2% to 4.6g/t.
Both Tshepong and Masimong showed a steady production
performance, with Masimong still the lowest cost producer at
R168 907/kg. Target 3 is back on track, with a 57% improvement in tonnes mined, and Joel is also back in production. Following the closure of Merriespruit 1, the Virginia operations, now comprising solely of Unisel, produced net free cash of R43 million (the Virginia operations recorded a loss of R36 million in the previous quarter), validating the decision to close the loss-making shafts.
The gold production at Hidden Valley increased by 23% to 53 169oz and silver production increased by 44% to 382 655oz quarter on quarter (50% attributable to Harmony). Hidden Valley is a high value asset for Harmony and it is particularly pleasing to see the improving results after some commissioning problems.
Countering these production improvements was Evander 8, which experienced a drop in face grade causing gold production to decrease by 6%. Kalgold’s grade and volume was lower quarter on quarter and gold production decreased by 8%. Bambanani’s volume was down by
19%, with grade only increasing by 3%. The Steyn 2 production plan was revised and the major focus will now be to get the shaft pillar into production by August 2011.
The rock/ventilation shaft accident which occurred in October 2010 at
Kusasalethu restricted hoisting and was the main contributor to the group’s overall lower production. The shaft is now back to hoisting capacity and the underground accumulations of the December 2010 quarter will be rectified.
Financial performance
The Rand per kilogram unit cost for the December 2010
quarter decreased by 5% quarter on quarter to R216 595/kg from
R228 658/kg. This is mainly attributable to the decrease in cash operating costs, which decreased by R225 million (10%) quarter on quarter. The primary factors for the decrease were the lower electricity
(winter tariffs of R147 million) and labour costs.
In Rand per kilogram terms, the gold price received increased by 6%
from R287 401/kg in the September 2010 quarter to R303 354/kg in the current quarter. A decrease in the gold sold for the December 2010 quarter of 823kg (8%) to 10 046 kilograms resulted in a drop in revenue of 3% compared to the previous quarter.
Capital expenditure increased by R88 million (12%) to R835 million in the quarter under review compared with R747 million in September 2010 quarter, in line with the company’s mine plans.
Operating profit for the quarter increased by R215 million (33%) to
R867 million, compared with R652 million in the September 2010 quarter.
Wafi/Golpu
The Golpu resource continues to expand to the north as drilling continues to define further mineralisation. A significant intersection of 595m @ 2.03% copper and 1.65g/t gold (5.0g/t gold equivalent)

Results for the second quarter and six months
ended 31 December 2010
has been reported in WR363. The drilling campaign this quarter included holes to gain metallurgical samples of Wafi and geotechnical information for the Watut decline. The pre-feasibility study technical work packages have been allocated to various consultants and is progressing well.
Due to the continuing robustness of the Golpu resource, the study group is considering upgrading early works to accommodate likely operating scenarios, including the construction of twin declines and purchase of land for early infrastructure. This will be assessed by management and, if considered appropriate, will be submitted for board approval.
Recent exploration has produced better than expected results and we are very pleased with the progress here.
Looking ahead
We remain confident that we will reach our long term targets and our focus is to increase production to 2Moz of gold by FY13, with costs per tonne milled in the lowest quartile of South African producers.
The company has turned the corner, with the closure of unprofitable operations, our longer-life lower cost operations are profitable and sustainable. With the closure of some shafts and unplanned production setbacks during the first six months of financial year 2011, production for the financial year 2011 will most likely be between
1.45Moz and 1.5Moz.
Harmony is well positioned to reap the benefits of a number of the initiatives we have implemented over the last three years aimed at optimising the asset portfolio and increasing operational efficiency.
We will continue to strive for an improved safety performance and as ever, our employees have the right to withdraw from unsafe areas. Overall, we have seen improved safety figures and we hope to continue this trend.
Given the expertise of our operational management teams, I feel confident in our ability to clear any hurdles in reaching our goal of being a sustainable low cost high quality producer.
Graham Briggs
Chief Executive Officer

Safety and health
Safety
Our approach to safety is comprehensive and includes training, auditing, communication, specific management interventions and programmes and on-going campaigns. There is not a safety-related event or issue that is not considered or addressed in a co-operative way on-mine between unions and management, from the introduction of new standards, to training needs, to investigations into accidents –
and that is the way it should be. We are in this together and together our safety target can be reached. Our number one safety rule – that every employee has the right to withdraw from an unsafe area –
stands and is non-negotiable.
Tragically, four fatalities occurred in three incidents at the South African operations during the December 2010 quarter.
Harmony achieved a single digit figure in respect of its Lost Time Injury
Frequency Rate (LTIFR) for the ninth quarter in a row. For the year to date, the LTIFR (per million hours worked) improved by 3% when compared to the actual figure for the previous year (from 7.73 to 7.47)
and by 15% quarter on quarter (from 8.06 to 6.88).
The Reportable Injury Frequency Rate (RIFR) (per million hours worked)
to date regressed by 6% when compared to the actual figure for the previous year (from 4.19 to 4.43) but improved by 15% quarter on quarter (from 4.78 to 4.08).
The Fatal Injury Frequency Rate (FIFR) to date rate rose by 5% when compared to the actual figure for the previous year (from 0.21 to 0.22), but improved by 33% quarter on quarter (from 0.27 to 0.18).
Safety achievements for the quarter included:
Total Harmony surface and
underground operations:
1 000 000 fatality free shifts
South African surface and
underground operations:
1 000 000 fatality free shifts
South African surface operations:
2 000 000 fatality free shifts
Kusasalethu, Doornkop,
Evander and Kalgold:
2 000 000 fatality free shifts
Masimong:
1 000 000 fatality free shifts
Evander 8:
500 000 fatality free shifts
Unisel and Merriespruit 1:
500 000 fatality free shifts
Doornkop:
500 000 fatality free shifts.
The following operations completed the December 2010 quarter without an injury:
• Masimong 4
• Phoenix Plant
• Target Plant
• Harmony 1 Plant
• Free State Commercial Services and Transport
• Randfontein Commercial Services and Transport
• Evander Workshops
• Evander Services
• Randfontein Surface Operations
• Merriespruit 3
The following operations completed two consecutive quarters without an injury:
• Phoenix Plant
• Target Plant
• Free State Commercial Services and Transport
• Randfontein Commercial Services and Transport
• Evander Workshops
• Evander Services
Health
During the quarter our pro-active approach to the health and wellness of our employees continued. Our objective remains to improve health management programmes and effectively utilise clinical information.
This includes the review of policies, procedures, and processes as well as training, on an on-going basis. These efforts have resulted in improved health and a better quality of life for our employees.
See our Sustainable Development Report for more details on our website www.harmony.co.za.

Results for the second quarter and six months
ended 31 December 2010
Financial overview
Cash operating profit increased by 33% to R867 million in the December
2010 quarter. This was mainly due to a decrease in production cost of
R225 million as a result of lower electricity tariffs and restructuring efforts. This decrease was offset by a decrease in revenue, as a result of a 4% lower gold production, which resulted in lower gold sales.
Earnings per share
Basic earnings per share increased from 24 SA cents to 69 SA cents.
Similarly headline earnings per share increased from 33 SA cents to earnings of 69 SA cents.
Revenue
Revenue decreased from R3 083 million to R2 990 million as a result of the lower gold production. This decrease was offset by an increase in the Rand gold price received from R287 401/kg to R303 354/kg.
Cost of sales
Cost of sales decreased from R2 995 million to R2 506 million in the
December 2010 quarter. This was due to the decrease of R225 million in production costs and insurance credits to the value of R179 million following the unwinding of the previous insurance scheme.
Other income/expenses
Other income amounted to R6 million in the December 2010 quarter, compared to an expense of R54 million in the September 2010 quarter, which included R47 million foreign exchange losses from other reserves on the liquidation of foreign subsidiaries.
Gain on financial instruments
The net gain on financial instruments amounted to R78 million in the December 2010 quarter, which was an increase in fair value of the Nedbank Equity Linked Deposits held by the Environmental
Trusts. In the September 2010 quarter this amount was R311 million, which comprised mainly of the revaluation of the Freegold option by
R273 million following the conclusion of the sales agreement to sell the option to Wits Gold.
Capital expenditure
Total capital expenditure increased by 12% to R835 million in the
December 2010 quarter with R750 million spent in South Africa and
R85 million in PNG.
Borrowings
During the quarter an additional R750 million funding facility was arranged with Nedbank Limited on similar terms to the existing facility.
Of this, R500 million was drawn down while R90 million was repaid on the existing facility. The undrawn facility at balance sheet date was
R550 million.
Operational overview
Group operational results
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                    (’000)
4 675 5 098 (8)
Grade                                       (g/t)                    2.11                    2.03                      4
Gold produced
(kg)
10 055 10 471 (4)
Gold sold
(kg)
10 046 10 869 (8)
Cash operating costs          (R/kg)
216 595 228 658 5
Operating profit
(R’000)          867 489
651 902 33
Quarter on quarter cash operating profit increased by 33% to
R867 million, mainly as a result of production trends moving in the right direction at our build-up operations and a higher gold price received.
Gold production declined by 4% to 10 055kg, with volumes 8% lower at
4 675 000 tonnes and steady grade at 2.11g/t.
The decline in total cash operating costs was pleasing at
R216 595/kg compared to R228 658/kg in the previous quarter, mainly due to restructuring efforts and lower electricity tariffs.
Build-up and steady operations
Doornkop
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                     (’000)                  171                       140                  22
Grade                                        (g/t)                   3.76                      3.86                 (3)
Gold produced
(kg)                    643                       541
19
Cash operating costs            (R/kg)
229 894 249 294 8
Operating profit
(R’000)
44 938 20 502 >100
Tonnes milled improved by 22% quarter on quarter. This improvement was driven by higher volumes mined at both the Kimberley Reef and the
South Reef. The improvement on the Kimberley Reef can be attributed to the improved availability of trackless equipment and the arrival of a new fleet of equipment. The South Reef improvement was driven by a
22% improvement in the square metres mined. On the South Reef all
12 additional stoping crews transferred from Merriespruit 1 assisted with higher production.

Gold production increased by 19% to 643kg this quarter, mainly due to the 12% increase in reef square metres mined and a very high mine call factor (MCF). The MCF increased from 86% to 94% quarter on quarter.
Cash cost increased by 10% to R148 million compared with the previous quarter’s figure of R135 million, due to additional labour being employed. Higher production has offset this cost resulting in unit cost improving by 8% to R229 894/kg.
Kusasalethu
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                        (’000)
228 269 (15)
Grade                                          (g/t)
4.59 5.62 (18)
Gold produced (kg) 1 046 1 513 (31)
Cash operating costs (R/kg) 274 201 225 164 (22)
Operating profit (R’000) 40 192 88 758 (55)
Planned build-up at Kusasalethu was hampered by a fatal accident that caused damage to the hoisting shaft and restricted hoisting of ore to the surface. As a result, production and tonnes milled decreased by 31% and 15% respectively and recovery grade decreased by
18% at 4.59g/t.
The R/kg unit cost increased by 22% quarter on quarter due to lower kilograms produced when compared to the previous quarter.
The mechanical construction work on the refrigeration plants was delayed due to the shaft accident and will be completed by the end of March 2011. Sinking has progressed 38m down to 113 level from 109 level although this was also delayed as a result of the shaft accident. The turbine on 92 level’s mechanical installation will be completed end of February 2011.
Phakisa
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                        (’000)
107 86 24
Grade                                           (g/t)
4.72 4.38 8
Gold produced (kg) 505 377 34
Cash operating costs (R/kg) 221 491 296 520 25
Operating profit (R’000) 43 769 320 >100
An improvement of 40% in development metres quarter on quarter, resulted in higher tonnes mined at 107 000 tonnes, compared to
86 000 tonnes in the previous quarter. Gold production increased by
34% to 505kg and grade increased by 8% to 4.72.
Higher production resulted in operating profit increasing substantially to R44 million for the quarter.
Phakisa’s ice plants achieved a new record of 1 763 tonnes of ice per day during the quarter, resulting in lower water temperatures, which improved ventilation as well as productivity at this operation.
Masimong
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                        (’000)
219 243 (10)
Grade                                          (g/t)
5.26 5.20 1
Gold produced (kg) 1 151 1 263 (9)
Cash operating costs (R/kg) 168 907 161 372 (5)
Operating profit (R’000) 160 961 172 532 (7)
Masimong remains the lowest R/kg producer in the company at
R168 907/kg. Tonnes mined decreased by 10%, despite an increase of
13% in square metres mined, due to an underground lock-up of tonnes.
A ventilation change over process and unwarranted stoppages by the
Department of Mineral Resources resulted in the lock-up. The whole ventilation circuit had to be changed, as it was originally done through a booster fan system. The process was completed within three days and improved ventilation conditions are already evident.
A decrease in production of 9% to 1 151kg, resulted in slightly higher cash operating costs at R168 907/kg. Recovery grades increased to 5.26 g/t.
Target 1
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                       (’000)
196 205 (4)
Grade                                         (g/t)
4.41 4.08 8
Gold produced (kg) 865 836 4
Cash operating costs (R/kg) 191 083 215 050 11
Operating profit (R’000) 98 380 54 702 80
Gold production increased by 4%, a result of an 8% improvement in grade to 4.41g/t from 4.08g/t the previous quarter, despite a 4% decline in tonnage quarter on quarter. The improved grade was a result of the higher grade ore mined in the 272 EA sub-level pillar and the reduced incidence of development waste in the system.
Costs were 8% down on the previous quarter, mainly owing to reduced electricity, labour and rehabilitation costs. Much of the rehabilitation work on the infrastructure has now been done.
Target 3
December
September
%
Indicator Units
2010
2010
variance
Gold produced (kg) 170 111 53
Build-up of the shaft was an impressive improvement of 57% to
55 000 tonnes and 170 kilograms during the quarter. This despite the extensive infrastructure improvements in the shafts and one fridge plant which is only due to be commissioned in the March 2011 quarter.

Results for the second quarter and six months
ended 31 December 2010
Tshepong
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                       (’000)
345 338 2
Grade                                          (g/t)
4.72 4.99 (5)
Gold produced (kg) 1 628 1 688 (4)
Cash operating costs (R/kg) 176 052 175 322 –
Operating profit (R’000) 212 948 206 436 3
Tshepong’s performance remains steady, with a 2% increase in tonnes milled to 345 000 tonnes, whilst the grade and gold production declined by 5% and 4% respectively. Tshepong’s grade remains sensitive to stoping width, which is rigorously controlled by the under-cut mining method used at this mine.
Total cash operating costs in R/kg terms are the second lowest in the group at R176 052/kg and remained steady quarter on quarter.
Operating profit increased by 3% from the previous quarter mainly due a higher gold price.
Hidden Valley (held in Morobe Mining Joint Venture – 50% of
attributable production reflected)
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                        (’000)
425 427 (1)
Grade                                          (g/t)
1.95 1.57 24
Gold produced (kg) 827 671 23
Cash operating costs (R/kg) 195 605 244 720 20
Operating profit (R’000) 99 265 18 946 >100
Hidden Valley had an excellent quarter, with an increase in gold production of 23% to 827kg, due to higher gold feed grades
and improved recoveries. Silver production increased by 44% at
191 327 ounces quarter on quarter, as a result of higher recoveries.
The average plant head grade for the quarter was 2.21 g/t Au, while the silver grade was 26.6 g/t Ag, with unit costs lower at R195 605/kg
(US$884/oz), in comparison to R244 720/kg ($1 042/oz) in the previous quarter.
Plant throughput was maintained at 850 000 tonnes, mainly due to mill constraints, which will be resolved once a higher proportion of primary ore is delivered to the processing plant. Significant increases in gold and silver recovery rates, reflect ongoing improvements in both the flotation and CIL (carbon in leach) circuit.
Cash operating cost, decreased by 20% to R195 605/kg (US$/884/oz).
An operating profit of R99 million was reported for this quarter.
Other underground South African operations
Bambanani
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                        (’000)
104 129 (19)
Grade                                          (g/t)
7.27 7.06 3
Gold produced (kg) 756 911 (17)
Cash operating costs (R/kg) 260 147 245 750 (6)
Operating profit (R’000) 34 468 46 485 (26)
Bambanani’s tonnage and gold production declined by 19% and 17%
respectively, largely as a result of the seismic event that occurred in October 2010. After the seismic event, a full risk assessment was undertaken and it was decided to stop mining four pillars that posed a safety risk, which will reduce Bambanani’s tonnage profile.
The grade improved by 3% to 7.27g/t from 7.06g/t in the previous quarter. Better grades are expected in the next quarter, following the implementation of a number of improvement initiatives.
Cash operating costs increased by 6% to R260 147/kg, mainly due to the decline in gold production, offset by lower electricity tariffs. The lower gold production had a negative effect on operating profit, which declined by 26% to R34 million.
Steyn 2
December
September
%
Indicator Units
2010
2010
variance
Gold produced (kg) 18 31 (42)
During the quarter it was decided to abandon the pillars in the main shaft for safety reasons. In addition, given the deterioration in the rock hoisting decline over time, it was decided to abandon the decline too and create another route to Bambanani for rock hoisting. This was completed towards the end of December 2010.
As a result of these decisions, the original plan for the build-up of production at Steyn 2 will be amended. The major focus will now be on bringing the shaft pillar into production in the 2011/12 financial year.
A small amount of mining will continue in the decline section during this time.
Evander
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                        (’000)
139 140 (1)
Grade                                          (g/t)
3.72 3.94 (6)
Gold produced (kg) 517 552 (6)
Cash operating costs (R/kg) 300 698 290 188 (4)
Operating profit/(loss) (R’000) 1 330 (2 192) >100

Tonnes milled and kilograms produced decreased quarter on quarter by 1% and 6% respectively. Environmental conditions improved, with the chilled water reducing the heat load in the decline section.
Grade decreased by 6% from 3.94g/t to 3.72g/t. The lower recovery grade and tonnes locked up underground resulted in a decrease in gold produced of 35kg quarter on quarter, while the face grade remained steady.
Total cash cost decreased by 3% quarter on quarter mainly as a result of lower summer electricity tariffs and reduced labour costs following the restructuring. R/kg costs increased by 4%, due to lower gold production.
Joel
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                        (’000)
128 40 >100
Grade                                           (g/t)
3.19 3.70 (14)
Gold produced (kg) 408 148 >100
Cash operating costs (R/kg) 276 787 588 101 53
Operating (loss)/profit (R’000) 2 127 (31 153) >100
Joel resumed production in mid-September 2010, on completion of the repairs to the North shaft bottom. As a result volumes produced improved dramatically to 128 000 tonnes, with gold production higher at 408kg.
Grade was down by 14% at 3.19g/t compared to 3.70g/t the previous quarter. This was influenced by the lift shaft as the higher grades on
129 level cannot be mined until the lift shaft has been commissioned.
Equipping of the lift shaft is progressing well and will be completed during the forthcoming quarter. A feasibility study on the possible mining of 137 level and testing the upside potential of 145 level is well underway and the final feasibility presentation is planned for the June
2011 quarter.
Unit costs improved significantly, up 53% to R276 787/kg compared to
R588 101/kg the previous quarter.
Virginia operations
December
September
%
Indicator Units
2010
2010
variance
Tonnes milled (’000) 122 244 (50)
Grade                                           (g/t)
4.64 3.11 49
Gold produced (kg) 566 760 (26)
Cash operating costs (R/kg) 197 512 300 593 34
Operating (loss)/profit (R’000) 51 426 (2 136) >100
The past quarter reflected Unisel’s production and a small portion of
Merriespruit 1 prior to its closure. Grade improved by 49% to 4.64g/t from 3.11g/t in the previous quarter. This resulted in impressive financial results. The Virginia operations milled 50% less tonnes and produced 26% less gold during this quarter, following the closure of
Merriespruit 1, but recorded a cash operating profit of R51 million this quarter, compared to a R2 million loss in the previous quarter. The R/kg costs improved by 34% to R197 512/kg from R300 593/kg the previous quarter.
Total South African surface operations
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                     (’000)
2 491 2 837 (12)
Grade                                         (g/t)                  0.38                     0.38                     –
Gold produced
(kg)                    955
1 069 (11)
Gold sold
(kg)                    898
1 103 (19)
Cash operating costs             (R/kg)
215 422 216 260 –
Operating profit
(R’000)
77 685 78 702 (1)
Tonnes mined decreased by 12% and gold produced by 11%, while grade remained stable at 0.38g/t. The cash operating cost in Rand per kilogram remained steady.
Kalgold
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                        (’000)
413 433 (5)
Grade                                          (g/t)
0.82 0.85 (4)
Gold produced (kg) 339 368 (8)
Cash operating costs (R/kg) 246 475 238 840 (3)
Operating profit (R’000) 16 976 26 036 (35)
Production volumes milled and gold production declined by 5% and 8%
respectively. Milling was adversely affected by breakdowns on the mill girth gears in November 2011, which have been repaired.
Cash cost decreased by 5% to R84 million, while unit cash costs in
Rand increased by 3%. The decrease in costs was mainly a result of a reduction in plant costs
in lieu
of improved control over engineering
consumables and lower summer rates for electricity.

Results for the second quarter and six months
ended 31 December 2010
Phoenix (tailings)
December
September
%
Indicator Units
2010
2010
variance
Tonnes (’000) 1 266 1 546 (18)
Grade                                          (g/t)
0.11 0.11 –
Gold produced (kg) 138 165 (16)
Cash operating costs (R/kg) 241 659 231 606 (4)
Operating profit (R’000) 8 728 9 133 (4)
Both tonnes and kilograms produced by the Phoenix tailings
decreased by 18% and 16% respectively. This decrease was
attributable to breakdowns in December 2010, due to excessive rain and pump failures.
Total cash operating cost decreased by 13% from the previous quarter and the operating profit is down by 4%.
Surface dumps
December
September
%
Indicator Units
2010
2010
variance
Tonnes                                        (’000)
812 858 (5)
Grade                                         (g/t)
0.59 0.62 (5)
Gold produced (kg) 478 536 (11)
Gold sold (kg) 478 536 (11)
Cash operating costs (R/kg) 185 824 196 034 5
Operating profit (R’000) 51 981 43 533 19
Tonnes milled and kilograms produced decreased by 5% and 11%
respectively, mainly due to mill failures at Joel plant in November and
December 2010. Plant capacity was well utilised and during the break period, increased waste rock dump (WRD) material was delivered to the plants.
Grade at 0.59g/t was 5% lower than in the previous quarter, due to grades at the Joel and Freddies waste rock dumps being lower than planned – influencing the overall grade from surface sources. The
Bambanani waste rock dump also had slightly lower grades. The grade of material sourced from the plant clean-up remained high for the quarter.
Costs were well controlled and in line with the lower tonnages processed, assisted by the reduction in electricity tariffs.

Development
Note:    The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.
Bambanani
In the southern part of the mine, development grades are in line with expected grades. In line with expectations, high grades averaging
3.855cmg/t were sampled in the wide raise development in the shaft pillar area.
Doornkop
In general, South Reef development grades at Doornkop were better than expected owing to the presence of carbon in some areas and because of the intersection of thicker reef packages in certain areas.
No on-reef development was planned for the Kimberly Reef.
Evander
Almost all on-reef development is now concentrated on the Kinross payshoot in the decline area. The development grade also improved quarter on quarter, in line with expectations.
Joel
Development grades were in line with expectations and remain good in the winzes being developed from 121 to 129 levels.
Kusasalethu
On-reef development returned better-than-expected grades in both the old and new mine areas. In the new mine, some very good grades, above 2.500cmg/t were encountered in areas where the Elsburg reef sub-crops against the VCR.
Masimong
The Basal reef development values were maintained in the region of the reserve grade while there was a drop in B reef grades since some of the wide raises advanced into areas that are outside of the main
B reef channels.
Phakisa
While being lower than the ore reserve grade, the development grades were as expected for the areas currently being developed. As discussed previously, most of the development at Phakisa is still taking place in the lower grade central block with its very erratic nature in terms of grade. The major drive is still on the development of the area to the north to access the higher grade Black Chert facies and move closer to the average reserve grade. New raise lines towards the north will be developed in the next quarter and an improved development grade is expected.
Target (narrow reef mining)
At the Target 1 shaft, good values were sampled in the one raise that is being developed for narrow reef stoping. It is important to note that this is not representative of the Target 1 shaft as a whole as it excludes the massive mining as well as the raises developed for rock engineering requirements.
At the recently restarted Target 3 shaft, the focus remained on getting development here up to planned levels.
Tshepong
Quarter on quarter, both the Basal and B reef development grades increased more than satisfactorily as did the development metres.
In the Tshepong B reef project area, grades sampled averaged
3.339cmg/t.
Virginia (Unisel)
At Unisel, the development grades of all the reefs being developed
(Leader, Basal and Middle reefs) improved. The grades achieved were mostly in line with expectations. Since development of the high-grade
Middle reef was completed during the December quarter, a decrease in the average development grade is expected in the next quarter.
Ore reserve block grades v development grades

Results for the second quarter and six months
ended 31 December 2010
Exploration
International (Papua New Guinea)*
Morobe Mining Joint Venture
Wafi-Golpu
Drilling at the Wafi-Golpu project in Papua New Guinea (PNG) has indicated further significant exploration drill intersections at Golpu.
Golpu is a copper-gold porphyry deposit. The best intersections are listed below:
Hole_ID
Target         Depth      Width
Au g/t
(m)
(m)
Cu %       Au g/t           equivalent*
WR361              Golpu             446           186
2.01 0.35 3.25
WR362               Golpu            160           274
1.07 0.29 1.83
WR359               Golpu
1
017            860
1.37 0.70 2.68
WR363               Golpu          914             595
2.03 1.65 4.58
* Based on gold price of US$950/oz and copper price of US$2/lb.
The results at Golpu indicate that the mineralised porphyry continues to the north at grades higher than currently declared in the resource.
The intersection is deep and infill drilling will test the up-dip extent of the porphyry.
The intersection in WR363, 595m @ 2.03% copper and 1.65g/t gold
(4.58g/t gold equivalent) extends the resource to the north and pushes the metasediment halo significantly further to the west. This will have the effect of increasing in tonnes as well as grade.
WR347 intersected the resource as predicted but at a higher average grade than had been identified in the resource. The hole also indicates that the resource is wider and pushes out further to the west.
At Wafi, where we have targeted infill drilling for the metallurgical test work, we are also receiving significant intersections which confirm our previous estimates.
Hidden Valley satellite deposit exploration
Work to establish satellite resources and capitalise on the infrastructure around Hidden Valley has focused almost entirely on the Kulang prospect. Activities peripheral to this have included:
•     Apu Creek sterilisation drilling (2 holes/987m)
•     Surface mapping, trenching and sampling at Avina/Yafo
(245 samples)
•     ML structural interpretation and integration with geological data sets.
Target area locations and prospect details are outlined below:
Waterfall Prospect – Hidden Valley ML151
Final assay results were received for the Waterfall prospect drilling with only broad, low grade anomalism intersected near surface and limited gold mineralisation associated with the Waterfall and Keru faults. Results included:
• TCDH004: 53m @ 0.5 g/t Au from 0m
• TCDH005: 131m @ 0.3 g/t Au from 0m
Apart from some interpretative work to contextualise these results geologically, no further work is planned at this stage.
Kulang prospect – EL497
Exploration activities for the quarter focused on developing the Kulang prospect, located approximately 7km east of the Hamata processing plant, and approximately 4km southwest of Wau.
Mapping to date has outlined a major zone of strong clay-pyrite
(argillic) alteration extending from Kerimenge in the south, to Kulang in the north over 5km of strike. Within the alteration zone, areas of mineralised quartz-carbonate-base metal sulphide veins are developed which include the Kulang prospect area.
Channel sampling of mineralised outcrop at Kulang has returned excellent first pass results including:
KUL CK TR3:
38m @ 1.74 g/t Au, 20.22 g/t Ag
38m @ 3.96 g/t Au, 11.48 g/t Ag
Drilling commenced late in the quarter and several zones of epithermal style base metal carbonate veins have already been intersected in the first hole.
PNG exploration (Harmony 100%)
Mount Hagen project (EL1611 and EL1596)
Exploration activities for the past quarter at the Mount Hagen project included:
• Bakil prospect diamond drilling (two holes completed for 396.5m)
• Reconnaissance mapping and sampling at Bakil Prospect
• Mt Hagen detailed regional airborne magnetic survey
Kurunga prospect
Final assay results for drill hole KUDD007 were received. These were disappointing as the zone of intense veining and alteration in the hole failed to return any significant gold or copper intercepts.
The best intercept in KUDD007 was 9m grading 0.39g/t Au from
59m, including 1m grading 1.88 g/t Au from 65m. This mineralisation corresponds with the fault-related mineralisation outcropping in
Borgopana Creek. Geological work to integrate drill hole data, geology, and geochemistry, with recently obtained detailed magnetics is underway.
Bakil prospect
Bakil phase 1 diamond drilling comprised two holes (396.5m) drilled from the same pad. The initial hole collapsed, and had to be re-drilled at a shallower dip.
The hole was designed to test anomalous copper rock-chip values associated with a major zone of clay-pyrite (argillic) alteration. The alteration coincides with the contact of metasediments and diorite porphyry. Several zones of argillic altered porphyry were obtained in the drill core.

Amanab projects (EL1708)
Ongoing work at the Amanab project has focused on grid-based mapping and soil sampling of the Aiyule magnetic target at Yup West.
A total of 307 soil samples were collected during the quarter together with 16 rock chip samples. Results are pending.
Programme planning to follow up on highly anomalous soil (13.8g/t)
and rock chip values (4.54g/t) received last quarter is underway.
* The technical information was compiled by Greg Job, Harmony’s New Business Executive for South-East Asia, who has the overall responsibility and accountability for the Golpu project, in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (SAMREC) 2007. Mr Job has 21 years’ experience in mine and resource geology and is a member of the Australian Institute of Mining and Metallurgy. He is a full time employee of Harmony and qualifies as Competent Person as defined in the SAMREC Code and the Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves (JORC). Mr Job has consented to the inclusion of the exploration details based on the information in the form and context in which it appears.
South Africa
Joel North
Following completion of a successful R20 million surface drilling programme, the project advanced to the pre-feasibility stage to determine whether the depth extension to 137 and 145 levels could be mined profitably.
The pre-feasibility was completed during the quarter and a gate-
keeping session held at which it was decided to take the project through to feasibility. It was decided, in line with the recommendation in the pre-feasibility, to take the twin decline from 129 level down to just below 145 level, which will mine out both the 137 and 145 levels.
The feasibility will investigate the possibility of re-equipping the shaft for rock, men and equipment, as we believe that there may be a significant reduction in operating cost if the use of the south shaft could be minimised.
Poplar
The Poplar project is in the Evander region, immediately north of
Evander South. Exploration drilling was carried out by previous owners over a fifty-year period, resulting in numerous feasibility reports. A feasibility study was completed for Harmony in June 2003 which delineated resources of 25.5Mt @ 7.58g/t and reserves of
13.5Mt @ 7.45 g/t. The resource occurs between 500m and 1 300m below surface and the relatively shallow depth allows the project to produce first gold within five years.
Drilling during the quarter progressed exceedingly well and to such an extent that the contractor was able to demobilise and leave site early, prior to Christmas. Results from the majority of holes had been received by the beginning of December when a decision was taken to drill only those holes that could be expected to add significant resources to the total. A total of 5 186 metres were drilled during the quarter out of a final total of 17 835 metres. The programme was scheduled to cost over R40 million but is likely to finally cost a little under R30 million after re-opening of previously drilled pilot holes proved successful and minimal adverse ground conditions were encountered.
Uranium Project Tshepong, Phakisa, Masimong (TPM)
Project TPM was established to evaluate the potential for the economic recovery of uranium from the ore mined at the Tshepong, Phakisa and
Masimong operations in the Free State. The resource totals 169.6Mt and contains 82Mlbs of uranium (to be used in the feasibility study mining model). The project is expected to produce an average of
600 000 lbs of uranium per annum from 280 000 tonnes per month of underground ore over an 18-year life. The uranium processing has the added benefit of enhancing gold recovery by 0.1g/t resulting in increased gold production from these operations increasing by some 28kg per month. By treating the uranium as a by-product, it is accounted for as a credit, resulting in a reduction in the operating costs of the contributing shafts by approximately R20 000 per kg.
A recovered uranium grade of 100 ppm continues to be used and will be updated in the feasibility study. Current head grade assay data received is in the order of 122 ppm.
The feasibility study is progressing well and remains due for completion in May 2011. NNR (National Nuclear Regulator) and Department of
Energy approval were received shortly before the end of December
2010 and the pilot plant has just been hot commissioned with further test work in progress. The testing period is expected to last 45 days and the results will be incorporated into the feasibility study.

Results for the second quarter and six months
ended 31 December 2010
15
Operating results  (Rand/Metric) (US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Total
South
South
Quarter
Kusasa-
Under-
Total
Africa
Africa
Hidden
Harmony
ended
Bambanani   Doornkop
Evander
Joel
lethu   Masimong
Phakisa
Steyn 2
Target 1
Target 3 Tshepong
Virginia
ground
Kalgold  Phoenix  Dumps     Surface
Other
Total
Valley
Total
Ore milled
– t’000
Dec-10
104
171
139
128
228
219
107
–
196
–
345
122
1 759
413
1 266
812
2 491
–
4 250
425
4 675
Sep-10
129
140
140
40
269
243
86
–
205
–
338
244
1 834
433
1 546
858
2 837
–
4 671
427
5 098
Gold produced
– kg
Dec-10
756
643
517
408
1 046
1 151
505
18
865
170
1 628
566
8 273
339
138
478
955
–
9 228
827
10 055
Sep-10
911
541
552
148
1 513
1 263
377
31
836
111
1 688
760
8 731
368
165
536
1 069
–
9 800
671
10 471
Gold produced
– oz
Dec-10
24 306
20 673
16 622
13 117
33 630
37 005
16 236
579
27 810
5 466
52 341
18 197
265 982
10 899
4 437
15 368
30 704
–
296 686
26 589
323 275
Sep-10
29 289
17 394
17 747
4 758
48 644
40 606
12 121
997
26 878
3 569
54 270
24 435
280 708
11 831
5 305
17 233
34 369
–
315 077
21 573
336 650
Yield
–
g/tonne
Dec-10
7.27           3.76         3.72            3.19          4.59            5.26
4.72
–              4.41             –           4.72             4.64            4.60
0.82
0.11
0.59          0.38
–            2.13
1.95             2.11
Sep-10
7.06          3.86          3.94           3.70          5.62            5.20
4.38              –              4.08             –           4.99              3.11           4.68
0.85
0.11
0.62         0.38
–            2.07
1.57            2.03
Cash operating costs
– R/kg
Dec-10
260 147
229 894
300 698
276 787
274 201
168 907
221 491
–
191 083
–
176 052
197 512
218 881   246 475  241 659  185 824
215 422
–
218 516
195 605
216 595
Sep-10
245 750
249 294
290 188
588 101
225 164
161 372
296 520
–
215 050
–
175 322
300 593
228 946
238 840
231 606
196 034
216 260
–
227 542
244 720
228 658
Cash operating costs
– $/oz
Dec-10
1 176
1 039
1 359
1 251
1 239
763
1 001
–
864
–
796
893
989
1 114
1 092
840
974
–
988
884
979
Sep-10
1 046
1 061
1 236
2 504
959
687
1 263
–
916
–
746
1 280
975
1 017
986
835
921
–
969
1 042
974
Cash operating costs
– R/tonne
Dec-10
1 891
864
1 118
882
1 258
888
1 045
–
843
–
831
916
1 006
202
26
109
83
–
465
381
457
Sep-10
1 735
963
1 144
2 176
1 266
839
1 300
–
877
–
876
936
1 072
203
25
122
81
–
470
385
463
Gold sold
– Kg
Dec-10
765
634
464
413
981
1 176
511
18
881
170
1 648
578
8 239
282
138
478
898
–
9 137
909
10 046
Sep-10
939
585
608
152
1 661
1 302
388
31
847
111
1 739
776
9 139
402
165
536
1 103
–
10 242
627
10 869
Gold sold
– oz
Dec-10
24 595
20 384
14 918
13 278
31 540
37 809
16 429
579
28 325
5 466
52 984
18 583
264 890
9 066
4 437
15 368
28 871
–
293 761
29 225
322 986
Sep-10
30 190
18 808
19 548
4 887
53 402
41 860
12 474
997
27 232
3 569
55 910
24 949
293 826
12 925
5 305
17 233
35 463
–
329 289
20 158
349 447
Revenue
(R’000)
Dec-10
231 965
192 144
140 589
125 035
296 220
356 059
155 108
–
267 003
–
500 078
175 198
2 439 399
85 258
42 077 145 633
272 968
–  2 712 367
278 094
2 990 461
Sep-10
269 901
168 047
174 211
43 915
475 433
374 366
111 701
–
244 091
–
500 096
222 842
2 584 603
115 562
47 348
153 582
316 492
–
2 901 095
181 854
3 082 949
Cash operating
(R’000)
Dec-10
196 671
147 822
155 461
112 929
286 814
194 412
111 853
–
165 287
–
286 612
111 792
1 769 653
83 555
33 349
88 824
205 728
–  1 975 381
161 765
2 137 146
costs
Sep-10
223 878
134 868
160 184
87 039
340 673
203 813
111 788
–
179 782
–
295 944
228 451
1 966 420
87 893
38 215
105 074
231 182
–
2 197 602
164 207
2 361 809
Inventory
(R’000)
Dec-10
826
(616)
(16 202)
9 979
(30 786)
686
(514)
–
3 336
–
518
11 980
(20 793) (15 273)
–
4 828
(10 445)
–
(31 238)
17 064
(14 174)
movement
Sep-10
(462)
12 677
16 219
(11 971)
46 002
(1 979)
(407)
–
9 607
–
(2 284)
(3 473)
63 929
1 633
–
4 975
6 608
–
70 537
(1 299)    69 238
Operating costs
(R’000)
Dec-10
197 497
147 206
139 259
122 908
256 028
195 098
111 339
–
168 623
–
287 130
123 772
1 748 860
68 282
33 349
93 652
195 283
–  1 944 143
178 829
2 122 972
Sep-10
223 416
147 545
176 403
75 068
386 675
201 834
111 381
–
189 389
–
293 660
224 978
2 030 349
89 526
38 215
110 049
237 790
–
2 268 139
162 908
2 431 047
Operating profit
(R’000)
Dec-10
34 468
44 938
1 330
2 127
40 192
160 961
43 769
–
98 380
–
212 948
51 426
690 539
16 976
8 728
51 981
77 685
–
768 224
99 265
867 489
Sep-10
46 485
20 502
(2 192)
(31 153)
88 758
172 532
320
–
54 702
–
206 436
(2 136)
554 254
26 036
9 133
43 533
78 702
–
632 956
18 946
651 902
Operating profit
($’000)
Dec-10
5 008
6 530
193
310
5 840
23 386
6 360
–
14 295
–
30 941
7 472
100 335
2 467
1 268
7 553
11 288
–
111 623
14 423
126 046
Sep-10
6 362
2 807
(300)
(4 265)
12 150
23 618
44
–
7 487
–
28 260
(291)
75 872
3 564
1 249
5 959
10 772
–
86 644
2 593
89 237
Capital expenditure
(R’000)
Dec-10
29 419
84 573
56 709
21 686
84 178
48 327
102 675
43 886
81 114
52 601
72 715
18 639
696 522
6 726
10 352
15 260
32 338
20 862
749 722
84 971
834 693
Sep-10
38 917
69 496
59 207
18 337
104 357
40 463
91 716
44 290
62 112
56 067
60 650
30 173
675 785
4 645
–
–
4 645
7 626
688 056
59 218
747 274
Capital expenditure
($’000)
Dec-10
4 275
12 288
8 240
3 151
12 231
7 022
14 919
6 377
11 786
7 643
10 566
2 708
101 206
977
1 504
2 217
4 698
3 031
108 935
12 346
121 281
Sep-10
5 327
9 513
8 105
2 510
14 285
5 539
12 555
6 063
8 502
7 675
8 302
4 130
92 506
636
–
–
636
1 044
94 186
8 105
102 291
Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.

Results for the second quarter and six months
ended 31 December 2010
CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)
Quarter ended
Six months ended
Year ended
31 December 30 September   31 December¹
31 December  31 December¹
30 June
2010              2010               2009                  2010               2009              2010
(Unaudited)    (Unaudited)      (Unaudited)
(Audited)
Note
R million
R million
R million
R million
R million
R million
Continuing operations
Revenue
2 990 3 083 2 971 6 073 5 718 11 284
Cost of sales 2 (2 506) (2 995) (2 656) (5 501) (5 256) (10 484)
Production costs (2 093) (2 408) (2 172) (4 501) (4 367) (8 325)
Royalty expense (30)
(23)                   –                    (53)                   –
(33)
Amortisation and depreciation (442) (426) (320) (868) (670) (1 375)
Impairment of assets – – (104) – (104) (331)
Employment termination and
restructuring
costs (54)
(78)                  (3)                (132)                  (3)
(205)
Other items 113 (60) (57) 53 (112) (215)
Gross proﬁ
t
484                   88                 315                   572                 462               800
Corporate, administration and other
expenditure
(96)               (94)                 (95)                 (190)
(174) (382)
Social investment expenditure
(23)               (16)                 (20)                   (39)                (29)                (81)
Exploration expenditure 3
(76)               (99)                 (45)                 (175)                (93)
(219)
Profit on sale of property, plant
and
equipment 1
16                    1                     17                    1
104
Other income/(expenses) – net 6 (54) (20) (48) (94) (58)
Operating proﬁ
t/(loss)
296                (159)               136
137                   73               164
(Loss)/profit from associates (19) (8) 25 (27) 56 56
Profit/(loss) on sale of investment
in
subsidiary
–                    –                   –                       –                    5
(24)
Net gain/(loss) on financial instruments 4 78 311 3 389 (2) 38
Investment income
38                  14                   54                    52
125 187
Finance cost
(69)               (59)                 (37)                 (128)                (91)
(246)
Proﬁ t before taxation
324
99
181
423
166
175
Taxation (28) 6 (59) (22) (77) (335)
Normal taxation
                 –                  (9)                 (14)
(9)                (43)                (84)
Deferred taxation
(28)                 15                  (45)                  (13)                (34)
(251)
Net proﬁ t/(loss) from continuing
operations
296                 105                  122                  401                  89
(160)
Discontinued operations
Profit/(loss) from discontinued operations
5 23 (3) (4) 20 – (32)
Net
profit/(loss)
319                 102                 118                   421                  89
(192)
Attributable to:
Owners of the parent 319 102 118 421 89 (192)
Non-controlling interest
–                    –                   –                       –                    –                    –
Earnings/(loss) per ordinary share (cents) 6
– Earnings/(loss) from continuing operations 69 24 29 93 21 (38)
– Earnings/(loss) from discontinued operations 5 (1) (1) 5 – (8)
Total earnings/(loss) per ordinary
share
(cents)
74                    23                  28                    98                  21
(46)
Diluted earnings/(loss) per ordinary
share (cents)
6
– Earnings/(loss) from continuing operations 69 24 29 93 21 (38)
– Earnings/(loss) from discontinued operations 5 (1) (1) 5 – (8)
Total diluted earnings/(loss) per
ordinary
share
(cents)
74                    23                  28                    98                  21
(46)
¹ The comparative ﬁ gures are re-presented due to Mount Magnet being reclassiﬁ ed as a discontinued operation. See note 5 in this regard.
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)
Quarter ended
Six months ended
Year ended
31 December 30 September   31 December
31 December   31 December
30 June
2010               2010              2009                 2010                2009              2010
(Unaudited)     (Unaudited)     (Unaudited)
(Audited)
R million
R million
R million
R million
R million
R million
Net proﬁ t/(loss) for the period
319
102
118
421
89
(192)
Other comprehensive (loss)/income for
the period, net of income tax (161) 106 (51) (55) (36) (131)
Foreign exchange translation (131) 106 (57) (25) (38) (127)
Fair value movement of available-for-sale
investments (30) – 6 (30) 2 (4)
Total comprehensive income/(loss)
for the period
158
208
67
366
53
(323)
Attributable to:
Owners of the parent 158 208 67 366 53 (323)
Non-controlling interest
–                    –                    –                      –                    –                    –

Results for the second quarter and six months
ended 31 December 2010
CONDENSED CONSOLIDATED BALANCE SHEET (Rand)
At                       At
At                       At
31 December
30 September
30 June
31 December
2010                2010
2010                    2009
(Unaudited)
(Audited)
Note
R million
R million
R million
R million
ASSETS
Non-current assets
Property, plant and equipment 30 218 29 873 29 556 28 862
Intangible assets 2 199 2 199 2 210 2 217
Restricted cash
26                     116
146                     167
Restricted investments 1 864 1 787 1 742 1 697
Investments in financial assets 264 296 12 20
Investments in associates 358 377 385 385
Inventories 232 237 214 77
Trade and other receivables 69 67 75 74
35 230 34 952 34 340 33 499
Current assets
Inventories 943 902 987 1 103
Trade and other receivables 962 649 932 1 108
Income and mining taxes 102 73 74 55
Restricted cash – – – 280
Cash and cash equivalents 837 772 770 808
2 844 2 396 2 763 3 354
Assets of disposal groups classified as held for sale 5 – – 245 –
2 844 2 396 3 008 3 354
Total assets
38 074
37 348
37 348
36 853
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 28 277 28 269 28 261 28 096
Other reserves
266                     395
258                     375
Retained earnings
897                     578
690                     971
29 440 29 242 29 209 29 442
Non-current liabilities
Deferred tax 3 613 3 572 3 534 3 317
Provision for environmental rehabilitation 1 752 1 723 1 692 1 612
Retirement benefit obligation and other provisions 179 169 169 167
Borrowings
7                      1 243                    970
981                     565
6 787 6 434 6 376 5 661
Current liabilities
Borrowings
7                       344                      207
209                     460
Income and mining taxes 10 13 9 11
Trade and other payables 1 493 1 452 1 410 1 279
1 847 1 672 1 628 1 750
Liabilities of disposal groups classified as held for sale 5 – – 135 –
1 847 1 672 1 763 1 750
Total equity and liabilities
38 074
37 348
37 348
36 853
Number of ordinary shares in issue 429 506 618 428 850 854 428 654 779 426 079 492
Net asset value per share (cents) 6 854 6 819 6 814 6 910
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)
for the six months ended 31 December 2010
Share
Other
Retained
capital
reserves
earnings
Total
Note
R million
R million
R million
R million
Balance – 30 June 2010 28 261 258 690 29 209
Issue of shares 16 – – 16
Share-based payments – 63 – 63
Total comprehensive income for the period – (55) 421 366
Dividends paid 9 – – (214) (214)
Balance as at 31 December 2010
28 277
266
897
29 440
Balance – 30 June 2009 28 091 339 1 095 29 525
Issue of shares 5 – – 5
Share-based payments – 72 – 72
Total comprehensive income for the period – (36) 89 53
Dividends paid – – (213) (213)
Balance as at 31 December 2009
28 096
375
971
29 442

Results for the second quarter and six months
ended 31 December 2010
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)
Quarter ended
Six months ended
Year ended
31 December 30 September   31 December
31 December   31 December
30 June
2010               2010              2009                 2010                2009              2010
(Unaudited)     (Unaudited)     (Unaudited)
(Audited)
R million
R million
R million
R million
R million
R million
Cash ﬂ ow from operating activities
Cash generated by operations 450 703 183 1 153 408 1 611
Interest and dividends received 38 14 52 52 120 187
Interest paid
(35)                (30)                (11)                   (65)                (20)              (90)
Income and mining taxes paid (30) (4) (34) (34) (59) (125)
Cash generated by operating activities 423 683 190 1 106 449 1 583
Cash ﬂ ow from investing activities
Decrease/(increase) in restricted cash 90 30 (283) 120 (286) 15
Proceeds on disposal of investment in subsidiary – 229 – 229 – 24
Proceeds on disposal of available-for-sale
financial assets
2                    –                   29
2                  44                  50
Other investing activities (6) 10 (3) 4 5 (12)
Net additions to property, plant and equipment (846) (748) (890) (1 594) (1 797) (3 493)
Cash utilised by investing activities (760) (479) (1 147) (1 239) (2 034) (3 416)
Cash ﬂ ow from ﬁ nancing activities
Borrowings raised 525
–                686                   525                  686
1 236
Borrowings repaid
(107)                (7)                (18)                  (114)                 (25)
(391)
Ordinary shares issued – net of expenses 8 8 3 16 5 18
Dividends paid – (214) – (214) (213) (213)
Cash generated/(utilised) by financing activities 426 (213) 671 213 453 650
Foreign currency translation adjustments
(24)
11
–
(13)
(10)
3
Net increase/(decrease) in cash and
cash equivalents 65 2 (286) 67 (1 142) (1 180)
Cash and cash equivalents – beginning of period 772 770 1 094 770 1 950 1 950
Cash and cash equivalents – end of period
837
772
808
837
808
770

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2010
1.     Accounting policies
Basis of accounting
The condensed consolidated financial statements for the six months ended 31 December 2010 have been prepared in accordance with
IAS 34, Interim Financial Reporting, JSE Listing Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2010, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
2.
Cost of sales
Quarter ended
Six months ended
Year ended
31 December 30 September    31 December¹
31 December  31 December¹
30 June
2010               2010               2009                2010               2009               2010
(Unaudited)     (Unaudited)     (Unaudited)
(Audited)
R million
R million
R million
R million
R million
R million
Production costs 2 093 2 408 2 172 4 501 4 367 8 325
Royalty expense 30
23                    –                     53                   –
33
Amortisation and depreciation
442                 426                 320                   868               670
1 375
Impairment of assets
(2)
–
–                  104
–                 104               331
Rehabilitation expenditure
5                    4                     4                      9                   8
29
Care and maintenance cost of
restructured
shafts
28                   25                   14                    53                  31                57
Employment termination and
restructuring
costs 54
78                    3                   132                    3
205
Share based payments
32                   31                  38                    63                   72
148
Insurance credits
(3)
(179)                  –                     –                 (179)                   –                   –
Provision for post-retirement benefits 1 – 1 1 1 (19)
Total cost of sales
2 506
2 995
2 656
5 501
5 256
10 484
(1)
The comparative figures are re-presented due to Mount Magnet being reclassified as part of discontinued operations. See note 5 in this regard.
(2)
The impairment for the quarter ended 31 December 2009 and year ended 30 June 2010 relates mainly to Virginia and Evander, which was recorded as a result of shaft closures.
(3)
Proceeds on unwinding of previous insurance agreement.
3.    Exploration expenditure
Quarter ended
Six months ended
Year ended
31 December  30 September  31 December¹
31 December   31 December¹
30 June
2010              2010               2009                 2010               2009               2010
(Unaudited)    (Unaudited)      (Unaudited)
(Audited)
R million
R million
R million
R million
R million
R million
Total exploration expenditure 102 101 45 203 93 219
Less:
Expenditure capitalised
(26)                 (2)                   –                   (28)                    –                  –
Exploration expenditure
per
income
statement
76                   99                  45                   175                   93
219
4.
Net gain/(loss) on financial instruments
On 3 September 2010, Harmony Gold Mining Company Limited (Harmony) entered into two transactions with Witwatersrand Consolidated
Gold Resources Limited (Wits Gold), whereby Wits Gold obtains a prospecting right over Harmony’s Merriespruit South area and the option held by ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (Freegold), a wholly-owned subsidiary of Harmony, is cancelled. The option is to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the Southern Free State (Freegold option). Harmony will abandon a portion of its mining right in respect of the Merriespruit South area to enable Wits Gold to include this area in its prospecting right, which is located immediately south of the Merriespruit South area.

Results for the second quarter and six months
ended 31 December 2010
The total consideration of the transactions is R336 million of which R275 million was received for the cancellation of the option agreement by the issue of 4 376 194 shares in Wits Gold, following approval by Wits Gold shareholders on 5 November 2010. This represents a 13% investment in Wits Gold. The remaining R61 million for the prospecting area will be settled in cash or a combination of cash and shares in Wits Gold, when all remaining conditions precedent have been fulfilled. The Group classifies the investment in Wits Gold as an available-for-sale financial asset. During the September 2010 quarter, a gain of R273 million was recognised on the Freegold option which was then classified as a financial asset at fair value through profit or loss.
5.
Disposal groups classified as held for sale and discontinued operations
The conditions precedent for the sale of Mount Magnet were fulfilled and the transaction became effective on 20 July 2010. A total purchase consideration of R238 million was received from Ramelius Resources Limited in exchange for 100% of the issued shares of Mount Magnet. The group recognised a total profit of R104 million net of tax, before the realisation of accumulated foreign exchange losses of R84 million from other comprehensive income to the consolidated income statement. The income statement and earnings per share amounts for all comparative periods have been re-presented to disclose the operation as a discontinued operation.
6.
Earnings/(loss) per ordinary share
Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended
31 December 2010: 429.1 million (30 September 2010: 428.7 million, 31 December 2009: 425.9 million), and six months ended 31 December 2010: 428.9 million (31 December 2009: 425.9 million), and the year ended 30 June 2010: 426.4 million.
The diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 31 December 2010: 429.9 million (30 September 2010: 429.9 million, 31 December 2009: 427.5 million), and the six months ended
31 December 2010: 429.7 million (31 December 2009: 427.4 million), and the year ended 30 June 2010: 427.8 million.
Quarter ended
Six months ended
Year ended
31 December  30 September   31 December¹
31 December  31 December¹
30 June
2010                2010              2009                 2010              2009               2010
(Unaudited)      (Unaudited)     (Unaudited)
(Audited)
Total earnings/(loss) per ordinary
share (cents):
Basic earnings/(loss)
74                   23                 28                    98                   21
(46)
Diluted earnings/(loss)
74                   23                 28                    98                   21
(46)
Headline earnings/(loss)
69                   33                 49                   101                   37                  (7)
– from continuing operations 69 33 50 101 37 1
– from discontinued operations – – (1) – – (8)
Diluted headline earnings/(loss)
69                  33                  49                   101                  37                  (7)
– from continuing operations 69 33 50 101 37 1
– from discontinued operations – – (1) – – (8)
R million
R million
R million
R million
R million
R million
Reconciliation of headline
earnings/(loss):
Continuing operations
Net profit/(loss)
296                 105                122                   401                  89
(160)
Adjusted for:
Profit on sale of property, plant
and equipment
(1) (16) – (17) (1) (104)
Taxation effect of profit on sale of
property, plant and equipment
– 5 – 5 – 22
Net gain on financial instruments (1) – (3) (1) (5) (7)
Taxation effect of net gain on financial
instruments
–                    –                    1                      –                    2                   2
Foreign exchange loss/(gain) reclassified
from other comprehensive income
– 47 – 47 (22) (22)
Taxation effect of foreign exchange
loss/(gain) reclassified from other
comprehensive
income
–                    –                    –                      –                   –                   –
Loss on sale of investment in subsidiary – – – – – 24
Taxation effect of loss on sale of
investment
in subsidiary
–                    –                    –                      –                    –
(7)
Impairment of other investments – – – – 2 –
Taxation effect of impairment of other
investments
–                    –                   –                       –                   –                   –
Impairment of assets – – 104 – 104 331
Taxation effect of impairment of assets – – (11) – (11) (75)
Headline
earnings
294                  141                213                   435                158                   4

Quarter ended
Six months ended
Year ended
31 December  30 September  31 December¹
31 December  31 December¹
30 June
2010               2010              2009                 2010               2009               2010
(Unaudited)     (Unaudited)     (Unaudited)
(Audited)
R million
R million
R million
R million
R million
R million
Discontinued operations
Net profit/(loss) 23 (3) (4) 20 – (32)
Adjusted for:
Profit on sale of property, plant
and
equipment
–                    –                  (2)                      –                  (3)                   –
Taxation effect of profit on sale of
property, plant and equipment
– – – – 1 –
Profit on sale of investment in subsidiary – (138) – (138) – (1)
Taxation effect of profit on sale of
investment in subsidiary
– 34 – 34 – –
Foreign exchange (profit)/loss reclassified from
other comprehensive income
(23) 107 – 84 – –
Taxation effect of foreign exchange loss
reclassified from other comprehensive income
– – – – – –
Headline
loss
–                    –                  (6)                      –                  (2)
(33)
Total
headline
earnings/(loss)
294                  141                207                   435                156                (29)
(1)
The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 5 in this regard.
7.    Borrowings
31 December
30 September
30 June 31 December
2010                  2010
2010
2009
(Unaudited)          (Audited)
R million
R million
R million
R million
Total long-term borrowings 1 243 970 981 565
Total current portion of borrowings 344 207 209 460
Total borrowings
(
¹
) (
²
)
1 587
1 177
1 190
1 025
(
¹
)
In December 2009, the company entered into a loan facility with Nedbank Limited, comprising of a Term Facility of R900 million and a Revolving Credit Facility of R600 million. Interest accrues on a day to day basis over the term of the loan at a variable interest rate, which is fixed for a three month period, equal to JIBAR plus 3.5%. Interest is repayable quarterly. The Term Facility is repayable bi-annually in equal instalments of R90 million over five years. The first instalment was paid on 30 June 2010.
In December 2010 the Company entered into an additional loan facility with Nedbank Limited, comprising of a Term Facility of
R500 million and a Revolving Credit Facility of R250 million. Interest terms are identical to the original facility. The Term Facility is repayable bi-annually in equal instalments of R62.5 million over four years, with the first instalment payable on 30 June 2011. The terms of the original Revolving Credit Facility was amended to coincide with the repayment terms of the new Revolving Credit Facility, being payable after three years from December 2010.
At 31 December 2010, R550 million of these facilities had not been drawn down.
(
²
)
Included in the borrowings is R63 million (September 2010: R74 million; June 2010: R91 million; December 2009: R102 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:
31 December
30 September
30 June 31 December
2010                   2010
2010
2009
(Unaudited)        (Audited)
R million
R million
R million
R million
Due within one year 28 30 33 32
Due between one and five years 36 46 60 73
64                     76
93 105
Future finance charges (1) (2) (2) (3)
Total future minimum lease payments
63
74
91
102

Results for the second quarter and six months
ended 31 December 2010
8.
Commitments and contingencies
31 December
30 September
30 June 31 December
2010                 2010
2010
2009
(Unaudited)          Audited)
R million
R million
R million
R million
Capital expenditure commitments:
Contracts for capital expenditure
166 188 117 244
Authorised by the directors but not contracted for 2 669 3 406 1 006 2 507
2 835
3 594
1 123
2 751
This expenditure will be financed from existing resources and borrowings where necessary.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s annual report for the financial year ended 30 June 2010, available on the group’s website at www.harmony.co.za. There were no significant changes in contingencies since 30 June 2010.
9.    Dividends paid
On 13 August 2010, the Board of Directors approved a final dividend for the 2010 financial year of 50 SA cents per share. The total dividend amounting to R214 million was paid on 20 September 2010.
10.  Subsequent events
No subsequent events occurred between close of the current quarter and date of this report.
11.   Segment report
The segment report follows on page 26.
12.  Reconciliation of segment information to consolidated income statements and balance sheets
Six months ended Six months ended
31 December
31 December¹
2010                    2009
R million
R million
The “reconciliation of segment data to consolidated financials” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:
Revenue from
Discontinued operations
–                         –
Production costs from:
Discontinued operations
–                         –
Reconciliation of production profit to gross profit:
Total segment revenue 6 073 5 718
Total segment production costs and royalty expense (4 554) (4 367)
Production profit as per segment report 1 519 1 351
Less:
Discontinued operations
–                         –
1 519 1 351
Cost of sales items other than production costs and royalty expense (947) (889)
Amortisation and depreciation
(868)                   (670)
Impairment of assets
–                     (104)
Employment termination and restructuring costs (132) (3)
Share-based payments
(63)                      (72)
Insurance credits
179                         –
Rehabilitation costs
(9)                       (8)
Care and maintenance costs of restructured shafts (53) (31)
Provision for post-retirement benefits
(1)                      (1)
Gross profit as per income statements *
572
462

Six months ended Six months ended
31 December
31 December¹
2010                   2009
R million
R million
Reconciliation of total segment mining assets to consolidated property, plant and equipment:
Property, plant and equipment not allocated to a segment
Mining assets
862                      746
Undeveloped property 5 139 5 139
Other non-mining assets
72                       66
6 073
5 951
(1) The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 5 in this regard.
*
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
13.   Review report
The condensed consolidated financial statements for the six months ended 31 December 2010 on pages 16 to 27 have been reviewed in accordance with International Standards on Review Engagements 2410 – “Review of interim financial information performed by the Independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unqualified review report is available for inspection at the Company’s registered office.

Results for the second quarter and six months
ended 31 December 2010
SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2010 (Rand/Metric)
Production
Production
Mining
Capital
Kilograms
Tonnes
Revenue
costs
(1)
profit/(loss)
assets       expenditure
produced
milled
R million
R million
R million
R million
R million
kg*
t’000*
Continuing operations
South Africa
Underground
Bambanani
(2)
502 421 81 1 034 156 1 716 233
Doornkop 360 295 65 2 973 154 1 184 311
Evander                                           315
316 (1) 946 116 1 069 279
Joel                                                 169
198 (29) 187 40 556 168
Kusasalethu 772 643 129 3 098 189 2 559 497
Masimong 730
397                  333                821
89                2 414                462
Phakisa                                            267
223 44 4 207 194 882 193
Target
(2)
511 358 153 2 670 252 1 982 401
Tshepong 1 000 581 419 3 624 133 3 316 683
Virginia                                             398
349 49 696 49 1 326 366
Surface
All other surface operations
(3)
589
431                158                148
66               2 024
5 328
Total South Africa
5 613
4 212
1 401
20 404
1 438
19 028
8 921
International
Papua New Guinea 460 342 118 3 741 144 1 498 852
Total international
460
342
118
3 741
144
1 498
852
Total continuing operations
6 073
4 554
1 519
24 145
1 582
20 526
9 773
Discontinued operations
Mount Magnet –
–                    –                     –                      –                      –                   –
Total discontinued operations
–
–
–
–
–
–
–
Total operations
6 073
4 554
1 519
24 145
1 582
20 526
9 773
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 12) – – 6 073
6 073
4 554
30 218
Notes:
(1)   Production costs includes royalty expense.
(2)   Production statistics for Steyn 2 and Target 3 are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.
(3)   Includes Kalgold, Phoenix, Dumps and extraction of gold in lock-up at the President Steyn plant.
*
Production statistics are not reviewed.

SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2009 (Rand/Metric)
Production
Production
Mining
Capital
Kilograms
Tonnes
Revenue
costs
profit
assets
expenditure
produced
milled
R million
R million
R million
R million
R million
kg*
t’000*
Continuing operations
South Africa
Underground
Bambanani 490
369                 121                680
51                1 878                270
Doornkop                                         259
209 50 2 699 151 990 278
Evander                                           599
559 40 906 106 2 296 504
Joel                                                 291
209 82 135 50 1 106 248
Kusasalethu 741 571 170 2 894 236 3 012 495
Masimong 648
360                 288                 711
85                 2 601               469
Phakisa                                            161
139 22 3 898 266 610 158
Target 414 308 106 2 301 161 1 700 384
Tshepong 886 583 303 3 627 129 3 395 814
Virginia 813 789 24 841 99 3 253 1 015
Surface
All other surface operations
(1)
416
271                145                 141
44                 1 674
4 384
Total South Africa
5 718
4 367
1 351
18 833
1 378
22 515
9 019
International
Papua New Guinea
(2)
– – – 3 805 429 768 –
Total international
–
–
–
3 805
429
768
–
Total continuing operations
5 718
4 367
1 351
22 638
1 807
23 283
9 019
Discontinued operations
Mount Magnet – – – 273 – – –
Total discontinued operations
–
–
–
273
–
–
–
Total operations
5 718
4 367
1 351
22 911
1 807
23 283
9 019
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 12) – – 5 951
5 718
4 367
28 862
Notes:
(1)   Includes Kalgold, Phoenix and Dumps.
(2)   At 31 December 2009, production statistics for Hidden Valley was shown for information purposes. This mine was in build-up phase and revenue and costs were capitalised until commercial levels of production were reached.
*
Production statistics are not reviewed.

Results for the second quarter and six months
ended 31 December 2010
29
Operating results
(US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Total
South
South
Quarter
Kusasa-
Under-
Total
Africa
Africa
Hidden
Harmony
ended
Bambanani  Doornkop
Evander
Joel
lethu  Masimong
Phakisa
Steyn 2
Target 1
Target 3  Tshepong
Virginia
ground
Kalgold  Phoenix  Dumps     Surface
Other
Total
Valley
Total
Ore milled
– t’000
Dec-10
115
189
153
141
251
241
118
–
216
–
380
135
1 939
455
1 396
895
2 746
–
4 685
469
5 154
Sep-10 142 154 154 44 297 268 95 – 226 – 373 269 2 022 477 1 705 946 3 128 – 5 150 471 5 621
Gold produced
– oz
Dec-10
24 306
20 673
16 622
13 117
33 630
37 005
16 236
579
27 810
5 466
52 341
18 197
265 982
10 899
4 437
15 368
30 704
–
296 686
26 589
323 275
Sep-10 29 289 17 394 17 747 4 758 48 644 40 606 12 121 997 26 878 3 569 54 270 24 435 280 708 11 831 5 305 17 233 34 369 – 315 077 21 573 336 650
Yield
–
oz/t
Dec-10
0.211         0.109        0.109         0.093        0.134          0.154
0.138
–          0.129
–         0.138          0.135            0.134
0.024
0.003
0.017        0.011
–          0.062
0.057            0.062
Sep-10
0.206         0.113        0.115         0.108         0.164         0.152
0.128
–          0.119
–         0.145          0.091           0.137
0.025 0.003
0.018         0.011
–         0.060
0.046          0.059
Cash operating costs
– $/oz
Dec-10
1 176
1 039
1 359
1 251
1 239
763
1 001
–
864
–
796
893
989
1 114
1 092
840
974
–
988
884
979
Sep-10 1 046 1 061 1 236 2 504 959 687 1 263 – 916 – 746 1 280 975 1 017 986 835 921 – 969 1 042 974
Cash operating costs
– $/t
Dec-10
248
114
148
116
166
117
138
–
111
–
110
120
133
27
3
14
11
–
61
50
60
Sep-10
216           120          142             271             157          104           161                –              109              –            109            116              133           25             3           15              10                –              58            48               58
Gold sold
– oz
Dec-10
24 595
20 384
14 918
13 278
31 540
37 809
16 429
579
28 325
5 466
52 984
18 583
264 890
9 066
4 437
15 368
28 871
–
293 761
29 225
322 986
Sep-10 30 190 18 808 19 548 4 887 53 402 41 860 12 474 997 27 232 3 569 55 910 24 949 293 826 12 925 5 305 17 233 35 463 – 329 289 20 158 349 447
Revenue
($’000)
Dec-10
33 705
27 919
20 428
18 168
43 041
51 735
22 537
–
38 796
–
72 661
25 456
354 446
12 388
6 114
21 161
39 663
–
394 109
40 407
434 516
Sep-10 36 946 23 004 23 848 6 011 65 081 51 247 15 291 – 33 413 – 68 458 30 505 353 804 15 819 6 481 21 024 43 324 – 397 128 24 894 422 022
Cash operating
($’000)
Dec-10
28 577
21 479
22 589
16 408
41 674
28 249
16 252
–
24 016
–
41 645
16 243
257 132
12 140
4 846
12 906
29 892
–
287 024
23 505
310 529
costs
Sep-10 30 647 18 462 21 928 11 915 46 634 27 900 15 303 – 24 611 – 40 511 31 271 269 182 12 031 5 232 14 384 31 647 – 300 829 22 479 323 308
Inventory
($’000)
Dec-10
120
(90)
(2 354)
1 450
(4 473)
100
(75)
–
485
–
75
1 741
(3 021)
(2 219)
–
702
(1 517)
–
(4 538)
2 479       (2 059)
movement
Sep-10 (63) 1 735 2 220 (1 639) 6 297 (271) (56) – 1 315 – (313) (475) 8 750 224 – 681 905 – 9 655 (178) 9 477
Operating costs
($’000)
Dec-10
28 697
21 389
20 235
17 858
37 201
28 349
16 177
–
24 501
–
41 720
17 984
254 111
9 921
4 846
13 608
28 375
–
282 486
25 984
308 470
Sep-10 30 584 20 197 24 148 10 276 52 931 27 629 15 247 – 25 926 – 40 198 30 796 277 932 12 255 5 232 15 065 32 552 – 310 484 22 301 332 785
Operating profit
($’000)
Dec-10
5 008
6 530
193
310
5 840
23 386
6 360
–
14 295
–
30 941
7 472
100 335
2 467
1 268
7 553
11 288
–
111 623
14 423
126 046
Sep-10 6 362 2 807 (300) (4 265) 12 150 23 618 44 – 7 487 – 28 260 (291) 75 872 3 564 1 249 5 959 10 772 – 86 644 2 593 89 237
Capital expenditure
($’000)
Dec-10
4 275
12 288
8 240
3 151
12 231
7 022
14 919
6 377
11 786
7 643
10 566
2 708
101 206
977
1 504
2 217
4 698
3 031
108 935
12 346
121 281
Sep-10 5 327 9 513 8 105 2 510 14 285 5 539 12 555 6 063 8 502 7 675 8 302 4 130 92 506 636 – – 636 1 044 94 186 8 105 102 291
Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.

Results for the second quarter and six months
ended 31 December 2010
CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
(Convenience translation)
Quarter ended
Six months ended
Year ended
31 December  30 September  31 December¹
31 December  31 December¹
30 June
2010               2010              2009                 2010               2009              2010
(Unaudited)     (Unaudited)     (Unaudited)        (Unaudited)     (Unaudited)         (Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
US$ million
Continuing operations
Revenue
434                422                  397                  856                 750
1 489
Cost of sales
(364)              (411)               (355)                (775)               (689)
(1 383)
Production costs
(304)              (330)               (290)                 (635)               (572)
(1 099)
Royalty expense
(4)                 (3)                    –                    (7)                    –                  (4)
Amortisation and depreciation
(64)               (58)                 (43)                 (122)                (88)
(181)
Impairment of assets – – (14) – (14) (43)
Employment termination and restructuring
costs
(8)
(11)                   –                   (19)                   –
(27)
Other items 16 (9) (8) 8 (15) (29)
Gross
profit
70                   11                  42                     81                  61
106
Corporate, administration and other expenditure (14) (13) (13) (27) (23) (50)
Social investment expenditure
(3)                  (2)                 (3)                    (5)                   (4)
(11)
Exploration expenditure
(11)                (14)                  (6)                  (25)                (12)                (29)
Profit on sale of property, plant and equipment – 2 – 2 – 14
Other income/(expenses) – net 1 (7) (2) (7) (12) (8)
Operating
profit/(loss)
43                  (23)                 18
19                  10                  22
(Loss)/profit from associates (3) (1) 3 (4) 7 7
Profit/(loss) on sale of investment in subsidiary – – – – 1 (3)
Net gain on financial instruments 11 43 – 55 – 5
Investment income
6                    2                   8                        7
16 25
Finance cost
(10)                 (8)                 (5)                    (18)
(12) (32)
Profit
before
taxation
47                   13                  24                      59                22                  24
Taxation
(4)                   1                  (8)                      (3)
(10) (44)
Normal taxation
–                   (1)                 (2)                      (1)                 (6)
(11)
Deferred taxation
(4)                  2                   (6)                     (2)                 (4)
(33)
Net profit/(loss) from continuing operations
43
14
16
56
12
(20)
Discontinued operations
Profit/(loss) from discontinued operations
3 – (1) 3 – (4)
Net
profit/(loss)
46                   14                  15                     59                  12
(24)
Attributable to:
Owners of the parent 46 14 15 59 12 (24)
Non-controlling interest
–                    –                   –                       –                    –                   –
Earnings/(loss) per ordinary share (cents)
– Earnings/(loss) from continuing operations
10 3 4 13 3 (5)
– Earnings/(loss) from discontinued operations 1 – – 1 – (1)
Total earnings/(loss) per ordinary share (cents)
11
3
4
14
3
(6)
Diluted earnings/(loss) per ordinary share (cents)
– Earnings/(loss) from continuing operations
10 3 4 13 3 (5)
– Earnings/(loss) from discontinued operations 1 – – 1 – (1)
Total diluted earnings/(loss) per ordinary
share
(cents)
11                     3                   4                    14                     3
(6)
¹ The comparative figures are re-presented due to Mount Magnet being reclassified as a discontinued operation.
The currency conversion average rates for the quarter ended: December 2010: US$1 = R6.88 (September 2010: US$1 = R7.31, December 2009: US$1 = R7.49).
The currency conversion average rates for the six months ended: December 2010: US$1 = R7.09 (December 2009: US$1 = R7.63).
The income statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.
Note on convenience translations
Except where specific statements have been extracted from the 2010 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 30 to 36.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)
Quarter ended
Six months ended
Year ended
31 December  30 September  31 December
31 December    31 December
30 June
2010               2010              2009                  2010              2009               2010
(Unaudited)     (Unaudited)     (Unaudited)        (Unaudited)      (Unaudited)        (Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
US$ million
Net proﬁ t/(loss) for the period
46
14
15
59
12
(24)
Other comprehensive (loss)/income for
the period, net of income tax (23) 15 (7) (8) (5) 25
Foreign exchange translation (19) 15 (8) (4) (5) 25
Fair value movement of available-for-sale
investments
(4)                  –                    1                      (4)                   –                  –
Total comprehensive income for the period
23
29
8
51
7
1
Attributable to:
Owners of the parent 23 29 8 51 7 1
Non-controlling interest
–                    –                    –                       –                   –                   –
The currency conversion average rates for the quarter ended: December 2010: US$1 = R6.88 (September 2010: US$1 = R7.31, December 2009: US$1 = R7.49).
The currency conversion average rates for the six months ended: December 2010: US$1 = R7.09 (December 2009: US$1 = R7.63).
The statement of other comprehensive income for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

Results for the second quarter and six months
ended 31 December 2010
CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(Convenience translation)
At                       At
At                       At
31 December
30 September
30 June
31 December
2010                    2010
2010                   2009
(Unaudited)          (Unaudited)         (Audited)          (Unaudited)
US$ million
US$ million
US$ million
US$ million
ASSETS
Non-current assets
Property, plant and equipment 4 568 4 289 3 874 3 916
Intangible assets
332                     316
290                     301
Restricted cash
4                       17
19                       23
Restricted investments
282                     257
228                     230
Investments in financial assets 40 43 2 3
Investments in associates 54 54 50 52
Inventories
35                       34
28                       10
Trade and other receivables 10 10 10 10
5 325 5 020 4 501 4 545
Current assets
Inventories
143                     130
129                      150
Trade and other receivables 145 93 122 150
Income and mining taxes 15 10 10 7
Restricted cash – – – 38
Cash and cash equivalents 127 111 101 110
430                     344
362                     455
Assets of disposal groups classified as held for sale – – 32 –
430                     344
394                     455
Total assets
5 755
5 364
4 895
5 000
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 4 275 4 059 4 027 3 812
Other reserves 40 57 (40) 51
Retained earnings/(accumulated loss) 136 83 (159) 132
4 451 4 199 3 828 3 995
Non-current liabilities
Deferred tax
546                     513
463                     450
Provisions for other liabilities and charges 265 247 222 219
Retirement benefit obligation and other provisions 27 24 22 23
Borrowings                                                                                                  188
139 129 77
1
026                     923
836                     769
Current liabilities
Borrowings
52                       30
27                      62
Income and mining taxes 1 2 1 1
Trade and other payables 225 210 185 173
278                     242
213                     236
Liabilities of disposal groups classified as held for sale – – 18 –
278                    242
231                    236
Total equity and liabilities
5 755
5 364
4 895
5 000
Number of ordinary shares in issue 429 506 618 428 850 584 428 654 779 426 079 492
Net asset value per share (cents) 1 036 979 893 937
The balance sheet for December 2010 converted at a conversion rate of US$1 = R6.62 (September 2010: US$1 = R6.96, December 2009: US$1: R7.37).
The balance sheet as at 30 June 2010 has been extracted from the 2010 Annual Report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)
for the six months ended 31 December 2010 (Convenience translation)
Retained
earnings/
Share                  Other
(accumulated
capital              reserves
loss)
Total
US$ million
US$ million
US$ million
US$ million
Balance – 30 June 2010 4 272 39 104 4 415
Issue of shares 3 – – 3
Share-based payments – 9 – 9
Total comprehensive income for the period – (8) 64 56
Dividends paid – – (32) (32)
Balance as at 31 December 2010
4 275
40
136
4 451
Balance – 30 June 2009 3 811 46 149 4 006
Issue of shares 1 – – 1
Share-based payments – 10 – 10
Total comprehensive income for the period – (5) 12 7
Dividends paid – – (29) (29)
Balance as at 31 December 2009
3 812
51
132
3 995
The currency conversion closing rates for the year ended: December 2010: US$1 = R6.62 (December 2009: US$1 = R7.37).

Results for the second quarter and six months
ended 31 December 2010
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(Convenience translation)
Quarter ended
Six months ended
Year ended
31 December  30 September   31 December
31 December  31 December
30 June
2010               2010               2009                2010               2009               2010
(Unaudited)     (Unaudited)      (Unaudited)       (Unaudited)     (Unaudited)          (Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
US$ million
Cash ﬂ ow from operating activities
Cash generated by operations 65 96 24 163 53 214
Interest and dividends received 6 2 7 7 16 25
Interest paid
(5)                 (4)                  (1)                     (9)                 (3)
(12)
Income and mining taxes paid (4) (1) (5) (5) (8) (17)
Cash generated by operating activities 62 93 25 156 58 210
Cash ﬂ ow from investing activities
Decrease/(increase) in restricted cash 13 4 (38) 17 (37) 2
Proceeds on disposal of investment in subsidiary – 31 – 32 – 3
Proceeds on disposal of available-for-sale
financial assets
–                   –                    4                      –                     6                   7
Other investing activities (1) 1 – 1 1 (2)
Net additions to property, plant and equipment (123) (102) (117) (225) (236) (463)
Cash utilised by investing activities (111) (66) (151) (175) (266) (453)
Cash ﬂ ow from ﬁ nancing activities
Borrowings raised
76                   –                   93                     74                   90
168
Borrowings repaid
(16)                 (1)                 (2)                    (16)                  (3)
(57)
Ordinary shares issued – net of expenses 1 1 – 2 1 3
Dividends paid – (29) – (30) (29) (29)
Cash generated/(utilised) by financing activities 61 (29) 91 30 59 85
Foreign currency translation adjustments
4                   12                   –                     15                   6                    6
Net increase/(decrease) in cash and
cash equivalents 16 10 (35) 26 (143) (152)
Cash and cash equivalents – beginning of period 111 101 145 101 253 253
Cash and cash equivalents – end of period
127
111
110
127
110
101
Operating activities translated at average rates for the quarter ended: December 2010: US$1 = R6.88 (September 2010: US$1 = R7.31,
December 2009: US$1 = R7.49. Six months ended: December 2010: US$1 = R7.09 (December 2009: US$1 = R7.63).
Closing balance translated at closing rates of: December 2010: US$1 = R6.62 (September 2010: US$1 = R6.96, December 2009: US$1: R7.37).
The cash ﬂ ow statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2010 (US$/Imperial) (Unaudited)
(Convenience translation)
Production
Production
Mining
Capital
Ounces
Tons
Revenue
costs
(1)
proﬁt/(loss)
assets       expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Bambanani
(2)
71 59 12 156 22 55 171 257
Doornkop                                        51
42 9 449 22 38 067 343
Evander                                         44
45 (1) 143 16 34 369 307
Joel                                               24
28 (4) 28 6 17 875 185
Kusasalethu                                  109
91 18 468 27 82 274 548
Masimong                                      103
56 47 124 13 77 611 509
Phakisa                                          38
31 7 636 27 28 357 213
Target
(2)
72 50 22 404 36 63 723 442
Tshepong                                      141
82 59 548 19 106 611 753
Virginia                                          56
49 7 105 7 42 632 404
Surface
All other surface operations
(3)
83                   61                    22                  22
9 65 073 5 874
Total South Africa
792
594
198
3 083
204
611 763
9 835
International
Papua New Guinea 65 48 17 565 20 48 162 940
Total international
65
48
17
565
20
48 162
940
Total continuing operations
857
642
215
3 648
224
659 925
10 775
Discontinued operations
Mount Magnet
–                      –                     –                    –                      –                      –                   –
Total discontinued operations
–
–
–
–
–
–
–
Total operations
857
642
215
3 648
224
659 925
10 775
Notes:
(1)
Production costs includes royalty expense.
(2)
Production statistics for Steyn 2 and Target 3 are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.
(3)
Includes Kalgold, Phoenix, Dumps and extraction of gold in lock-up at the President Steyn plant.
All income statement items, including capital expenditure, are converted at the currency convertion rate of US$1 = R7.09.
Mining assets are converted at the currency convertion rate of US$1 = R6.62.

Results for the second quarter and six months
ended 31 December 2010
SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2009 (US$/Imperial) (Unaudited)
(Convenience translation)
Production
Production
Mining
Capital
Ounces
Tons
Revenue
costs
proﬁ
t
assets
expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Bambanani
64                    48                   16                   92
7 60 379 298
Doornkop                                       34
27 7 366 20 31 829 306
Evander                                        78
73 5 123 14 73 818 556
Joel
38                    27                   11                   18
7 35 559 274
Kusasalethu                                   97
75 22 393 31 96 838 546
Masimong
85                    47                   38                   96                     11
83 624 517
Phakisa                                         21
18 3 529 35 19 612 174
Target                                           54
40 14 312 21 54 656 424
Tshepong                                     116
76 40 492 17 109 152 898
Virginia 107 104 3 114 13 104 586 1 119
Surface
All other surface operations
(1)
56                    37                   19                   19
5 53 820 4 834
Total South Africa
750
572
178
2 554
181
723 873
9 946
International
Papua New Guinea
(2)
– – – 516 56 24 682 –
Total international
–
–
–
516
56
24 682
–
Total continuing operations
750
572
178
3 070
237
748 555
9 946
Discontinued operations
Mount Magnet – – – 37 – – –
Total discontinued operations
–
–
–
37
–
–
–
Total operations
750
572
178
3 107
237
748 555
9 946
Notes:
(1)   Includes Kalgold, Phoenix and Dumps.
(2)   At 31 December 2009, production statistics for Hidden Valley was shown for information purposes. This mine was in build-up phase and revenue and costs were capitalised until commercial levels of production were reached.
All income statement items, including capital expenditure, are converted at the currency convertion rate of US$1 = R7.63.
Mining assets are converted at the currency convertion rate of US$1 = R7.37.

DEVELOPMENT RESULTS (Metric)
Quarter ended 31 December 2010
Channel
Channel
Reef
Sampled
Width
Value
Gold
(metres)
(metres)
(cm’s)
(g/t)
(cmg/t)
Tshepong
Basal                                 602
592
10.21
111.10
1
134
B Reef
103
72
104.00
14.79
1 538
All Reefs
705                 664              20.38
57.80
1
178
Phakisa & Nyala
Basal                                270
287
36.66
22.39
821
All Reefs
270                287             36.66
22.39                821
Total Bambanani
(incl. Bambanani, Steyn 1 & Steyn 2)
Basal                                  74
68
126.65
18.96
2
402
All Reefs
74                  68
126.65
18.96
2
402
Bambanani
Basal                                  74
68
126.65
18.96
2
402
All Reefs
74                  68
126.65
18.96
2
402
Doornkop
Kimberley Reef
120
93
348.22
2.01
701
South Reef
374
369
59.21
16.20
959
All Reefs
494                462
117.39                 7.73               908
Kusasalethu
Vcr Reef
773
742
71.12
18.62
1 324
All Reefs
773                742              71.12
18.62
1
324
Target
Elsburg                             283
151
171.95
14.05
2
416
A Reef
30
24
127.38
13.96
1 779
B Reef
17
9
27.20
41.51
1 129
All Reefs
330               183
159.49
14.26
2
274
Target 1
Elsburg                            182
99
186.74
17.28
3
227
All Reefs
182                  99
186.74
17.28
3
227
Target 3
Elsburg                             101
52
144.07
6.15
886
A Reef
30
24
127.38
13.96
1 779
B Reef
17
9
27.20
41.51
1 129
All Reefs
148                  84
127.63
9.09
1
160
Masimong
Basal                                449
325
63.68
16.99
1
082
B Reef
104
93
86.31
13.94
1 204
All Reefs
552                417               68.72
16.14
1
109
Evander
Kimberley                         364
347
33.71
55.83
1
882
All Reefs
364               347               33.71
55.83
1
882
Virginia
(Incl. Unisel & Brand 3)
Basal                             726.4
603
112.44
9.23
1
038
Leader                            402.3
360
151.42
8.11
1
228
A Reef
76.0
74
44.90
14.71
660
Middle                              82.0
64
123.35
9.10
1
123
B Reef
47.0
46
64.66
7.51
486
All Reefs
1 334
1 147
119.01
8.87
1 056
Joel
Beatrix                              442
455
130.85
11.17
1
462
All Reefs
442                455
130.85
11.17
1
462
Total Harmony
Basal
2 122
1 874
60.61
18.01
1 092
Beatrix                               442
455
130.85
11.17
1
462
Leader                                402
360
151.42
8.11
1
228
B Reef
270
219
85.29
13.60
1 160
A Reef
105.8
97.5
64.78
14.35
929.95
Middle                               82.0
64
123.35
9.10
1
122.59
Elsburg                          282.7
150.75
171.95
14.05
2
415.93
Kimberley                       483.9
439.5
100.26
16.27
1
632.06
South Ree f
374
369
59.21
16.20
959.48
Vcr                                    773
742
71.12
18.62
1
324.31
All Reefs
5 338
4 771
84.91
14.78
1 255
DEVELOPMENT RESULTS Imperial)
Quarter ended 31 December 2010
Channel
Channel
Reef
Sampled
Width
Value
Gold
(feet)
(feet)
(inches)
(oz/t)
(in.oz/t)
Tshepong
Basal
1 975
1 942
4
3.26
13
B Reef
337
236
41
0.43
18
All Reefs
2 312
2 178
8
1.69
14
Phakisa & Nyala
Basal                                885
942
14
0.67
9
All Reefs
885                942
14                0.67
9
Total Bambanani
(incl. Bambanani, Steyn 1 & Steyn 2)
Basal                                244
222
50
0.55
28
All Reefs
244               222
50                0.55                 28
Bambanani
Basal                                244
222
50
0.55
28
All Reefs
244               222
50                0.55                 28
Doornkop
Kimberley Reef
394
305
137
0.06
8
South Reef
1 226
1 211
23
0.48
11
All Reefs
1 620
1 516
46
0.23
10
Kusasalethu
Vcr Reef
2 537
2 434
28
0.54
15
All Reefs
2 537
2 434
28
0.54
15
Target
Elsburg                              927
495
68
0.41
28
A Reef
98
77
50
0.41
20
B Reef
56
28
11
1.18
13
All Reefs
1 081
600
63
0.41
26
Target 1
Elsburg                            597
323
74
0.50
37
All Reefs
597                323
74                0.50                 37
Target 3
Elsburg                              330
171
57
0.18
10
A Reef
98
77
50
0.41
20
B Reef
56
28
11
1.18
13
All Reefs
484                276
50                0.27                 13
Masimong
Basal
1 473
1 065
25
0.50
12
B Reef
340
305
34
0.41
14
All Reefs
1 812
1 369
27
0.47
13
Evander
Kimberley
1 194
1 137
13
1.66
22
All Reefs
1 194
1 137
13
1.66
22
Virginia
(Incl. Unisel & Brand 3)
Basal
2 383
1 978
44
0.27
12
Leader
1 320
1 181
60
0.24
14
A Reef
249
243
18
0.42
8
Middle                               269
210
49
0.26
13
B Reef
154
151
25
0.22
6
All Reefs
4 376
3 763
47
0.26
12
Joel
Beatrix
1 451
1 491
52
0.32
17
All Reefs
1 451
1 491
52
0.32
17
Total Harmony
Basal                              6 960
6149
24.00
0.52
12.54
Beatrix                             1 451
1491
52.00
0.32
16.78
Leader                             1 320
1181
60.00
0.24
14.10
B Reef
887
720
34.00
0.39
13.32
A Reef
347
320
26.00
0.41
10.68
Middle                                269
210
49.00
0.26
12.89
Elsburg                              927
495
68.00
0.41
27.74
Kimberley                        1 588
1442
39.00
0.48
18.74
South Reef
1 226
1211
23.00
0.48
11.02
Vcr                                   2 537
2434
28.00
0.54
15.21
All Reefs
17 512
15 652
33.00
0.44
14

Results for the second quarter and six months
ended 31 December 2010
NOTES

NOTES

Results for the second quarter and six months
ended 31 December 2010
CONTACT DETAILS
HARMONY GOLD MINING COMPANY LIMITED
Corporate Office
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
Telephone:  +27 11 411 2000
Website:     http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
H E Mashego (Executive Director)
F F T De Buck* ^ (Lead independent director)
F Abbott*, J A Chissano*
1
, Dr C Diarra*
†^
K V Dicks*
^
, Dr D S Lushaba*
^
, C Markus*
^
,
M Motloba*
^
, C M L Savage*
^
, A J Wilkens*
* Non-executive
1
Mozambican
†
US/Mali Citizen
^
Independent
Investor Relations Team
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone:  +27 11 411 2037
Fax:           +27 86 614 0999
Mobile:        +27 82 888 1242
E-mail:        marian@harmony.co.za
Henrika Basterfield
Investor Relations Officer
Telephone:  +27 11 411 2314
Fax:           +27 11 692 3879
Mobile:        +27 82 759 1775
E-mail:        henrika@harmony.co.za
Company Secretary

Khanya Maluleke
Telephone:  +27 11 411 2019
Fax:           +27 11 411 2070
Mobile:        27 82 767 1082
E-mail:        Khanya.maluleke@harmony.co.za
South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone:  +27 86 154 6572
Fax:           +27 86 674 4381

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone:  0871 664 0300 (UK)
(calls cost 10p a minute plus network extras, lines are open
8:30 am to 5:30 pm (Monday to Friday)
or              +44 (0) 20 8639 3399 (calls from overseas)
Fax:           44 (0) 20 8639 2220

ADR Depositary

BNY Mellon
101 Barclay Street
New York, NY 10286
United States of America
Telephone:  +1888-BNY-ADRS
Fax:           1 212 571 3050

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone:  +27 11 507 0300
Fax:           +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
London Stock Exchange Plc: HRM
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number 1950/038232/06
Incorporated in the Republic of South Africa

ISIN: ZAE 000015228
PRINTED BY INCE (PTY) LTD
W2CF10173

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 7, 2011
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name: Hannes Meyer
Title: Financial Director